UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                               C-TEC Corporation
                               (Name of Issuer)

               Common Stock                    Class B Common Stock
             $1.00 Par Value                     $1.00 Par Value
                       (Title of Classes of Securities)

                126504109                           126504208
                                (CUSIP Numbers)

                            Thomas C. Stortz, Esq.
                         c/o Peter Kiewit Sons', Inc.
                               1000 Kiewit Plaza
                             Omaha, Nebraska 68131
                           Tel. No.:  (402) 271-2852
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                              September 14, 1994
                    (Date of Event which Requires Filing of
                                this Statement)


                     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or
(4), check the following: [ ].

                     Check the following box if a fee is being paid with this statement: [ ].

                     Note: This document is being electronically filed with the Commission, using the EDGAR system. Additionally, one paper copy of the filing will subsequently be sent to the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP Nos.  126504109       |             | Page 2                       |
|            126504208       |             |                              |
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON:                                          |
|    |               RCN Corporation                                      |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |               47-0761384                                           |

|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                       WC                                           |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |               Delaware                                             |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    | 600,768 Common Stock (see Item 5)             |
|                    |    | 5,094,223 Class B Common Stock (see Item 5)   |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |  -0- (see Item 5)                             |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    | 600,768 Common Stock (see Item 5)             |
|    PERSON          |    | 5,094,223 Class B Common Stock (see Item 5)   |
|     WITH           |____|_______________________________________________|
|                    | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |  -0- (see Item 5)                             |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 600,768 Common Stock (see Item 5);                                 |
|    | 5,094,223 Class B Common Stock (see Item 5)                        |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    | 7.5% of Common Stock;  59.6% of Class B Common Stock (see Item 5)  |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |         CO                                                         |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)


               The following information amends and restates the Schedule 13D dated June 28, 1993, as previously amended (as so amended, the "Schedule 13D")

Item 4.   Purpose of Transaction.

              The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the twelfth paragraph thereof and substituting the following in its place:
               "On July 1, 1994, the Company filed with the Securities and Exchange Commission a Registration Statement relating to a proposed rights offering pursuant to which the Company would distribute on a pro rata basis to all holders of shares of Common Stock and Class B Stock transferable rights to subscribe for shares of Common Stock at a subscription price to be specified.

In addition, holders of such rights would be entitled to subscribe, pursuant to an oversubscription privilege, for the shares of Common Stock that are allocated for sale pursuant to the rights offering but are not sold because rights are not exercised. The Company has announced that it would expect the net proceeds of such rights offering to be approximately $300 million assuming full exercise of all rights distributed. The Company has indicated that such proceeds would be used for general corporate purposes. Specifically, the Company has announced that it would expect such proceeds to be used primarily
(i) to prepay $100,000,000 in aggregate principal amount of the Company's 9.52% Senior Secured Notes due December 1, 2001, (ii) to develop full service networks utilizing certain of the Company's cable television and telephone systems or other platforms (such as leased or overbuilt facilities) and (iii) for potential acquisitions, joint ventures and similar strategic investments in the telecommunications industry. If the rights offering occurs, RCN intends, subject to the approval of the Board of Directors of PKS, to exercise all of the rights it receives in respect of the Shares and to subscribe, pursuant to the oversubscription privilege, for additional shares of Common Stock with an aggregate subscription price of up to $50,000,000. Alternatively, RCN may transfer the rights it receives in respect of the Shares to another affiliate of KDG that would exercise the rights and the oversubscription privilege as described in the preceding sentence."


                                  SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 16, 1994

                                       RCN CORPORATION

                                       By: /s/ David C. McCourt
                                           _________________________
                                           Name:  David C. McCourt
                                           Title:  President